                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


           [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998


                                      OR


           [_]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

           For the transition period from __________ to ___________


                        Commission file number:  1-8247


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                JOHNS MANVILLE HOURLY EMPLOYEES 401(k) PLAN

           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Johns Manville Corporation
                717 17th Street
                Denver, Colorado  80202

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN


                             --------------------



                    REPORT ON AUDIT OF FINANCIAL STATEMENTS

                   as of December 31, 1998 and 1997 and for
                       the year ended December 31, 1998

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                              --------------------

                                                                           Pages
                                                                           -----

Report of Independent Accountants                                              2

Financial Statements:

   Statements of Net Assets Available for Benefits with
      Fund Information at December 31, 1998 and 1997                       3 - 6

   Statement of Changes in Net Assets Available for
      Benefits with Fund Information for the year
      ended December 31, 1998                                              7 - 8

Notes to Financial Statements                                             9 - 15

Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes
      (Line 27a of Form 5500)                                                 16

   Schedule of Reportable Transactions
      (Line 27d of Form 5500)                                                 17

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Compensation Committee of the
Board of Directors of Johns Manville Corporation:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johns Manville Hourly Employees 401(k) Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP


Denver, Colorado
June 17, 1999

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1998 and 1997

                                       Retirement
                                       Government                                                                     International
                                      Money Market Short-Term   Asset    Disciplined   Value     Magellan     OTC      Growth and
              1998                     Portfolio   Bond Fund   Manager   Equity Fund    Fund       Fund    Portfolio   Income Fund
              ----                    ------------ ---------- ---------- ----------- ---------- ---------- ---------- -------------
             ASSETS

Investments (Notes 2, 3 and 4):
 JM Stock Fund, at market value
   (cost $76,256)
 Commingled funds, at market value:
   Retirement Government Money
      Market Portfolio (cost
      $3,334,969)                      $3,334,969
   Short-Term Bond Fund (cost
      $1,549,439)                                  $1,540,548
   Asset Manager (cost $3,861,127)                            $4,000,094
   Disciplined Equity Fund (cost
      $3,474,837)                                                        $4,312,995
   Value Fund (cost $2,611,668)                                                      $2,365,049
   Magellan Fund (cost $6,862,251)                                                              $9,536,510
   OTC Portfolio (cost $1,779,363)                                                                         $2,343,120
   International Growth and Income
      Fund (cost $1,158,469)                                                                                           $1,251,469

 Loans to Plan participants, at cost

Due from (to) associated funds              8,382       6,205     10,925     10,059       8,255     25,710      5,521       3,956

Contributions receivable:
   Plan members                            26,561      12,996     29,793     30,599      27,831     69,924     20,913      12,981
   Company                                 27,517      12,335     23,750     22,856      21,751     55,917     15,990      12,276

Accrued income receivable
 (Note 2)
                                       ----------  ---------- ---------- ----------  ---------- ---------- ----------  ----------
Net assets available for benefits      $3,397,429  $1,572,084 $4,064,562 $4,376,509  $2,422,886 $9,688,061 $2,385,544  $1,280,682
                                       ==========  ========== ========== ==========  ========== ========== ==========  ==========

  The accompanying notes are an integral part of these financial statements.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1998 and 1997

                                                   JM Stock      Loan       Combined
              1998 (Continued)                       Fund       Account       Total
              ----                                 --------   -----------  -----------
             ASSETS

Investments (Notes 2, 3 and 4):
 JM Stock Fund, at market value (cost $76,256)      $93,436                $    93,436
 Commingled funds, at market value:
   Retirement Government Money
     Market Portfolio (cost $3,334,969)                                      3,334,969
   Short-Term Bond Fund (cost $1,549,439)                                    1,540,548
   Asset Manager (cost $3,861,127)                                           4,000,094
   Disciplined Equity Fund (cost $3,474,837)                                 4,312,995
   Value Fund (cost $2,611,668)                                              2,365,049
   Magellan Fund (cost $6,862,251)                                           9,536,510
   OTC Portfolio (cost $1,779,363)                                           2,343,120
   International Growth and Income Fund
     (cost $1,158,469)                                                       1,251,469

 Loans to Plan participants, at cost                          $1,990,811     1,990,811

Due from (to) associated funds                          259      (79,272)            0

Contributions receivable:
   Plan members                                         875                    232,473
   Company                                              718                    193,110

Accrued income receivable
 (Note 2)                                                         14,467        14,467
                                                    -------   ----------   -----------

Net assets available for benefits                   $95,288   $1,926,006   $31,209,051
                                                    =======   ==========   ===========

  The accompanying notes are an integral part of these financial statements.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1998 and 1997

                                       Retirement
                                       Government                                                                      International
                                      Money Market Short-Term    Asset    Disciplined    Value    Magellan     OTC      Growth and
           1997                        Portfolio   Bond Fund    Manager   Equity Fund    Fund       Fund    Portfolio   Income Fund
           ----                       ------------ ---------- ----------- ----------- ---------- ---------- ---------- -------------
          ASSETS

Investments (Notes 2, 3 and 4):
 JM Stock Fund, at market value
   (cost $22,347)
 Commingled funds, at market value:
   Retirement Government Money
     Market Portfolio (cost
     $2,241,544)                       $2,241,544
   Short-Term Bond Fund (cost
     $1,295,098)                                   $1,284,213
   Asset Manager (cost $2,703,551)                             $3,083,806
   Disciplined Equity Fund (cost
    $2,737,806)                                                            $3,213,586
   Value Fund (cost $2,041,352)                                                       $2,124,647
   Magellan Fund (cost $5,400,623)                                                               $6,416,078
   OTC Portfolio (cost $1,482,490)                                                                          $1,560,427
   International Growth and Income
     Fund (cost $1,002,767)                                                                                             $1,050,909

 Loans to Plan participants, at cost

Due from (to) associated funds              7,705       6,341      12,489       8,903      6,273     20,663      4,128       4,392

Contributions receivable:
   Plan members                            15,621       8,662      21,245      17,299     17,746     42,408     11,845       9,647
   Company                                  3,047       1,706       3,828       3,069      3,130      7,728      2,068       2,110

Accrued income receivable (Note 2)
                                       ----------  ----------  ----------  ---------- ---------- ---------- ----------  ----------
Net assets available for benefits      $2,267,917  $1,300,922  $3,121,368  $3,242,857 $2,151,796 $6,486,877 $1,578,468  $1,067,058
                                       ==========  ==========  ==========  ========== ========== ========== ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1998 and 1997

                                                  JM Stock     Loan       Combined
              1997 (Continued)                      Fund      Account       Total
              ----                                --------  -----------  -----------
             ASSETS

Investments (Notes 2, 3 and 4):
 JM Stock Fund, at market value (cost $22,347)    $18,522                $    18,522
 Commingled funds, at market value:
   Retirement Government Money
     Market Portfolio (cost $2,241,544)                                    2,241,544
   Short-Term Bond Fund (cost $1,295,098)                                  1,284,213
   Asset Manager (cost $2,703,551)                                         3,083,806
   Disciplined Equity Fund (cost $2,737,806)                               3,213,586
   Value Fund (cost $2,041,352)                                            2,124,647
   Magellan Fund (cost $5,400,623)                                         6,416,078
   OTC Portfolio (cost $1,482,490)                                         1,560,427
   International Growth and Income Fund
     (cost $1,002,767)                                                     1,050,909

 Loans to Plan participants, at cost                        $1,538,401     1,538,401

Due from (to) associated funds                         98      (70,992)            0

Contributions receivable:
   Plan members                                       258                    144,731
   Company                                             39                     26,725

Accrued income receivable (Note 2)                              10,816        10,816
                                                  -------   ----------   -----------
Net assets available for benefits                 $18,917   $1,478,225   $22,714,405
                                                  =======   ==========   ===========

   The accompanying notes are an integral part of these financial statements.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      for the Year Ended December 31, 1998

                              Retirement
                              Government                                                                              International
                             Money Market  Short-Term     Asset    Disciplined    Value      Magellan        OTC        Growth and
          1998                Portfolio    Bond Fund     Manager   Equity Fund     Fund        Fund       Portfolio    Income Fund
          ----               ------------  ----------  ----------  -----------  ----------  -----------  -----------  -------------
Investment Income:
 Dividend income             $   144,343   $   83,581  $  713,793   $  280,170  $  333,013  $   418,177  $   124,985   $   40,841
 Interest income
 Net appreciation
   (depreciation) in
   fair value of
   investments (Note 2)                           905    (187,633)     443,003    (338,459)   1,878,436      567,675       62,667
                             -----------   ----------  ----------   ----------  ----------  -----------  -----------   ----------
Total investment income          144,343       84,486     526,160      723,173      (5,446)   2,296,613      692,660      103,508
                             -----------   ----------  ----------   ----------  ----------  -----------  -----------   ----------
Contributions (Note 5):
 By Plan members                 463,808      236,437     538,718      527,373     504,167    1,203,635      355,733      237,128
 By the Company                  117,591       58,495     127,180      117,591     112,458      285,290       76,569       70,399
                             -----------   ----------  ----------   ----------  ----------  -----------  -----------   ----------
                                 581,399      294,932     665,898      644,964     616,625    1,488,925      432,302      307,527
                             -----------   ----------  ----------   ----------  ----------  -----------  -----------   ----------
Transfers into fund from
 associated funds              2,484,381      294,799     261,604      570,817     355,535    1,042,278      829,769       59,877
                             -----------   ----------  ----------   ----------  ----------  -----------  -----------   ----------
Transfers out of fund to
 associated funds             (1,879,012)    (310,946)   (307,904)    (664,719)   (596,686)  (1,232,567)  (1,078,905)    (197,263)
                             -----------   ----------  ----------   ----------  ----------  -----------  -----------   ----------
Withdrawals and
 forfeitures (Note 6)           (195,929)     (88,991)   (202,333)    (137,723)    (97,385)    (391,112)     (68,532)     (59,911)
                             -----------   ----------  ----------   ----------  ----------  -----------  -----------   ----------
Administrative expenses           (5,670)      (3,118)       (231)      (2,860)     (1,553)      (2,953)        (218)        (114)
                             -----------   ----------  ----------   ----------  ----------  -----------  -----------   ----------
Net increase                   1,129,512      271,162     943,194    1,133,652     271,090    3,201,184      807,076      213,624

Net assets available for
 benefits:
   Beginning of year           2,267,917    1,300,922   3,121,368    3,242,857   2,151,796    6,486,877    1,578,468    1,067,058
                             -----------   ----------  ----------   ----------  ----------  -----------  -----------   ----------
   End of year               $ 3,397,429   $1,572,084  $4,064,562   $4,376,509  $2,422,886  $ 9,688,061  $ 2,385,544   $1,280,682
                             ===========   ==========  ==========   ==========  ==========  ===========  ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      for the Year Ended December 31, 1998


                                              JM Stock     Loan      Combined
      1998 (Continued)                          Fund      Account      Total
      ----                                    --------  ----------  -----------
Investment Income:
 Dividend income                              $    866              $ 2,139,769
 Interest income                                        $  150,350      150,350
 Net appreciation (depreciation) in
   fair value of investments (Note 2)           28,307                2,454,901
                                              --------  ----------  -----------
Total investment income                         29,173     150,350    4,745,020
                                              --------  ----------  -----------
Contributions (Note 5):
 By Plan members                                11,255                4,078,254
 By the Company                                  2,418                  967,991
                                              --------  ----------  -----------
                                                13,673                5,046,245
                                              --------  ----------  -----------
Transfers into fund from associated funds       85,816   1,271,549    7,256,425
                                              --------  ----------  -----------
Transfers out of fund to associated funds      (51,895)   (936,528)  (7,256,425)
                                              --------  ----------  -----------
Withdrawals and forfeitures (Note 6)              (396)    (37,590)  (1,279,902)
                                              --------  ----------  -----------
Administrative expenses                                                 (16,717)
                                              --------  ----------  -----------
Net increase                                    76,371     447,781    8,494,646

Net assets available for benefits:
   Beginning of year                            18,917   1,478,225   22,714,405
                                              --------  ----------  -----------
   End of year                                $ 95,288  $1,926,006  $31,209,051
                                              ========  ==========  ===========

  The accompanying notes are an integral part of these financial statements.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                  -------------------------------------------

1.  Plan Description:
    ----------------

    The Johns Manville Hourly Employees 401(k) Plan (the "Plan") provides eligible union hourly employees a convenient means for regular and systematic savings with several investment options. The Plan is offered as part of collective bargaining agreements between unions and Johns Manville International, Inc. (the "Company"). Plan participants have the option of directing the investment of their contributions and related Company contributions into any one or a combination of separate funds. Fidelity Management Trust Company ("Fidelity"), the trustee of the Plan's assets, administers, manages and reports the Plan's investment transactions. The Plan offers the following Fidelity funds as investment options: Retirement Government Money Market Portfolio, Short-Term Bond Fund, Asset Manager, Disciplined Equity Fund, Value Fund, Magellan Fund, OTC Portfolio and International Growth and Income Fund. Additionally, participants can invest up to 25% of the total value of their accounts in the JM Stock Fund, which holds common stock of Johns Manville Corporation.

    Effective January 1, 1999 the Company offers nine additional investment options through Fidelity, as Trust distributor, to provide employees a broader range of risk and reward potential. These additional funds are:
    PIMCo Total Return Fund, PIMCo High Yield Fund, PIMCo Strategic Balanced Fund, PIMCo StocksPlus Fund, Morgan Stanley Institutional Fund Inc. Global Equity Portfolio, MAS Small Cap Value Portfolio, and three Morgan Stanley Strategic Advisor Funds: Conservative, Moderate or Aggressive.

    The Loan Account holds loans made to eligible participants out of their vested account balances in the aforementioned funds. Principal and interest payments are reinvested in the participant's investment funds in accordance with the participant's investment election in effect at the time the payments are made.

    At December 31, 1998, there were a total of 1,731 employees participating in the Plan. They participated in one or more of the funds as follows: 480 in the Retirement Government Money Market Portfolio, 392 in the Short-Term Bond Fund, 753 in the Asset Manager, 782 in the Disciplined Equity Fund, 688 in the Value Fund, 1,235 in the Magellan Fund, 548 in the OTC Portfolio, 457 in the International Growth and Income Fund and 42 in the JM Stock Fund. Additionally, 731 participants had loans outstanding through the loan account at December 31, 1998.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                  -------------------------------------------

2.  Summary of Significant Accounting Policies:
    ------------------------------------------

    Investments in the Fidelity funds are stated at current market values based upon quotations obtained directly from Fidelity and invest in the following:

    Retirement Government
       Money Market Portfolio    high quality money market securities

    Short-Term Bond Fund         short-term investment grade bonds

    Asset Manager                flexible combination of stocks, bonds and cash

    Disciplined Equity Fund      large-capitalization U.S. equity securities

    Value Fund                   mid-capitalization U.S. equity securities

    Magellan Fund                large-capitalization U.S. equity securities

    OTC Portfolio                mid-capitalization U.S. equity securities

    International Growth
       and Income Fund           equity securities of foreign issuers

    JM Stock Fund                common stock of Johns Manville Corporation

    Transactions in the various funds are accounted for using the trade date. Realized gains or losses from such transactions are determined on the basis of average cost. Accrued income receivable on investments consists of interest income receivable on loans to Plan participants at December 31, 1998 and 1997.

    The Plan presents in the statement of changes in net assets available for benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments, including derivative financial instruments (see Note 4).

    The Plan is exposed to credit risk in the event of nonperformance by the counterparties to financial instruments but has no off-balance-sheet credit risk of accounting loss. The Plan anticipates, however, that counterparties will be able to fully satisfy their obligations to the Plan. The Plan does not require collateral or other security to support investments with credit risk.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                  -------------------------------------------

2.  Summary of Significant Accounting Policies, continued:
    ------------------------------------------

    Certain prior year information has been reclassified to conform with the current year presentation.

    The preparation of the Plan's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements, including disclosures of contingent liabilities. Actual results may differ from those estimates and assumptions.

    The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.  Investments:
    -----------

    The number of shares and value per share at December 31, were as follows:

                                                           1998         1997
                                                        ----------   ----------

    Retirement Government Money Market
    ----------------------------------
       Shares                                           3,334,969*   2,241,544*
       Market value per share                               $1.00        $1.00

    Short-Term Bond Fund
    --------------------
       Shares                                             176,871      147,610*
       Market value per share                               $8.71        $8.70

    Asset Manager
    -------------
       Shares                                             230,023*     168,055*
       Market value per share                              $17.39       $18.35

    Disciplined Equity Fund
    -----------------------
       Shares                                             147,101*     124,269*
       Market value per share                              $29.32       $25.86

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                  -------------------------------------------

3.  Investments, continued:
    -----------

                                                        1998         1997
                                                     ----------   ----------
    Value Fund
    ----------
       Shares                                            51,026*      39,316*
       Market value per share                            $46.35       $54.04

    Magellan Fund
    -------------
       Shares                                            78,932*      67,346*
       Market value per share                           $120.82       $95.27

    OTC Portfolio
    -------------
       Shares                                            53,704*      46,650*
       Market value per share                            $43.63       $33.45

    International Growth and Income Fund
    ------------------------------------
       Shares                                            59,850       53,346
       Market value per share                            $20.91       $19.70

    JM Stock Fund
    -------------
       Shares                                             5,660        1,825
       Market value per share                            $16.51       $10.15

    Loan Account
    ------------
       Remaining principal balance, at cost          $1,990,811*  $1,538,401*
          (approximates market)

    * Represents at least 5% of net assets available for benefits at December 31 of the corresponding year.

4.  Derivative Financial Instruments:
    ---------------------------------

    The Plan's mutual fund investments have only limited involvement with derivative financial instruments and do not use them for trading purposes. The fair value of derivatives utilized by the funds is determined as the amounts the Plan would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value. During 1998 and 1997, derivative investments comprised an immaterial portion of the total net assets available for benefits.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                  -------------------------------------------

5.  Contributions, Eligibility and Vesting:
    --------------------------------------

    Pre-tax Contributions - Eligible employees can contribute to the Plan
    ---------------------
    through a reduction in wages on a pre-tax basis (a "401(k)" Plan), depending on each participating location's collective bargaining agreements.

    Eligible employees at participating locations can contribute to the Plan, through a reduction in wages on a pre-tax basis, from 1% to 9% (8% for highly compensated employees) of wages (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions).

    After-tax Contributions - Employees may elect to contribute 1% to 7% of
    -----------------------
    salary on an after-tax basis regardless of the percentage of pre-tax contributions.

    Company Contributions - The Company contribution is based upon fixed and
    ---------------------
    variable matches on the first 6% of pre-tax contributions, also pursuant to collective bargaining agreements. Company contributions of $138,773 related to the variable match were accrued for at December 31, 1998. Voluntary after-tax contributions and rollover contributions are not matched by the Company. The Company's annual contribution made on behalf of any employee is subject to certain maximums as specified in the Plan and regulated by the Internal Revenue Service.

    Eligibility - Full-time union hourly employees may become participants of
    -----------
    the Plan upon becoming eligible for Company benefits or immediately upon re-employment if previously an eligible employee. If the employee is not a regular full-time employee, such employee becomes eligible to participate after completing at least 1,000 hours and one year of service.

    Vesting - Employee contributions and earnings thereon vest to the
    -------
    participant immediately. Company contributions and the earnings thereon vest to the participant with the earlier of five years service or three years participation in the Plan.

    Summarized information regarding eligibility, vesting, contributions and benefits is provided in the Summary Plan Document.

6.  Withdrawals, Forfeitures and Loans:
    ----------------------------------

    Rollover contributions which have been in the Plan at least 24 months and all vested amounts (except those relating to participant pre-tax contributions and earnings thereon) may be withdrawn by the participant at any time. Employee pre-tax contributions and earnings thereon may not be withdrawn until the participant attains age 59-1/2, leaves the Company, or furnishes satisfactory proof of financial hardship.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                  -------------------------------------------

6.  Withdrawals, Forfeitures and Loans, continued:
    ----------------------------------

    If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions and applicable earnings. Participants with vested balances of at least $5,000, can elect to defer the distribution of funds to December 31 of the year they attain age 65.

    Forfeitures serve to reduce future contributions of the Company. During 1998, forfeitures totaled $2,889. A participant who is terminated and subsequently rehired by the Company within five years has the option of repaying to the Plan, within two years of the reemployment date, cash in one lump sum equal to the full amount received from the Plan at termination. If such repayment is made, the Company will restore to the participant's account the amounts previously forfeited.

    A participant who retires or becomes disabled, and has a balance of at least $5,000, can elect to defer the distribution of funds credited to the participant in the Plan until December of the year in which the participant attains age 70-1/2 or, in the event of death, the beneficiary can elect to defer distribution for a period of 60 months from date of death.

    Withdrawal of Company contributions is subject to suspension of future Company contributions for the greater of three months or the time period during which the employee does not make contributions. Hardship withdrawals are subject to one year suspension of employee contributions. Suspension does not occur if the withdrawal is limited to after-tax contributions and the related earnings thereon.

    The Plan's loan provisions allow participants to borrow up to 50% of the value of their vested account balances; however, in no event within the previous 12 month period can the participant's aggregate loan balance exceed $50,000. All loans are collateralized by the participant's account balances and bear interest at one percent over the prime rate as of the last day of the month preceding the loan withdrawal.

7.  Tax Status:
    ----------

    The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore considered to be exempt from federal income tax under provisions of Section 501(a). An application was filed with the Internal Revenue Service for a determination as to whether the Plan meets the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986. On April 7, 1998, the Company received a favorable tax qualification determination letter from the Internal Revenue Service approving amendments through July 1997. No Plan amendments have been made subsequent to July 1997. The Company believes that the Plan remains in accordance with the applicable requirements under the Internal Revenue Code of 1986. Participants in the Plan will not be taxed on pre-tax contributions, rollover

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                  -------------------------------------------

7.  Tax Status, continued:
    ----------

    contributions from a qualified plan, Company contributions to the Plan on their behalf or on earnings credited to their account until such contributions and earnings are distributed or otherwise made available to them.

8.  Termination of the Plan:
    -----------------------

    It is the intent of the Company to continue the Plan; however, in the event that the Plan is terminated by the Company, accounts would become fully vested. The assets of the Plan would be distributed to the participants based on their account balances. In addition, any previously forfeited amounts which had not been applied to reduce Company contributions would be credited ratably to the accounts of the participants remaining in the Plan at the time of such termination.

9.  Administrative Expenses:
    -----------------------

    The Company paid approximately $19,000 in 1998 of administrative expenses to the Plan's trustee and outside consultants on behalf of the Plan, which is not included in the Plan's financial statements.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
          LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1998

                                    Description of Investment Including
Identity of Issue, Borrower,    Maturity Date, Rate of Interest, Collateral,
  Lessor, or Similar Party          Par or Maturity Value, if applicable       Share Balance       Cost       Current Value
----------------------------    --------------------------------------------   -------------    -----------   -------------
Retirement Government
  Money Market Portfolio        High quality money market securities               3,334,969    $ 3,334,969    $ 3,334,969

Short-Term Bond Fund            Short-term investment grade bonds                    176,871      1,549,439      1,540,548

Asset Manager                   Flexible combination of stocks,                      230,023      3,861,127      4,000,094
                                bonds, and cash

Disciplined Equity Fund         Large-capitalization U.S. equity securities          147,101      3,474,837      4,312,995

Value Fund                      Mid-capitalization U.S. equity securities             51,026      2,611,668      2,365,049

Magellan Fund                   Large-capitalization U.S. equity securities           78,932      6,862,251      9,536,510

OTC Portfolio                   Mid-capitalization U.S. equity securities             53,704      1,779,363      2,343,120

International Growth
  and Income Fund               Equity securities of foreign issuers                  59,850      1,158,469      1,251,469

JM Stock Fund*                  Common Stock of Johns Manville Corporation             5,660         76,256         93,436

Loans to Plan participants      Participant loans (1)                                                            1,990,811
                                                                                                -----------    -----------
                                                                                                $24,708,379    $30,769,001
                                                                                                ===========    ===========

(1) Loans to Plan members bear interest ranging from 7% to 10% and mature January 1999 through July 2023.

*Party in interest

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1998

                                                                                                           Current Value     Net
                                                    Total    Number of                Number    Cost of    at Transaction    Gain
 Identity of Fund           Description of Asset  Purchases  Purchases  Total Sales  of Sales    Asset          Date        (Loss)
 ----------------           --------------------  ---------  ---------  -----------  --------  ----------  --------------  --------
Retirement Government
  Money Market Portfolio   High quality money
                           market securities      $3,176,924    163     $2,083,499      161    $2,083,499    $2,083,499

Asset Manager              Flexible combination
                           of stocks, bonds and
                           cash                   $1,614,390    183     $  510,469      160    $  456,814    $  510,469    $ 53,655

Disciplined Equity Fund    Large-capitalization
                           U.S. equity
                           securities             $1,461,707    189     $  805,302      160    $  724,676    $  805,302    $ 80,626

Value Fund                 Mid-capitalization
                           U.S. equity
                           securities             $1,274,484    196     $  695,623      166    $  704,168    $  695,623    $ (8,545)

Magellan Fund              Large-capitalization
                           U.S. equity
                           securities             $2,868,627    238     $1,626,632      215    $1,406,999    $1,626,632    $219,633

OTC Portfolio              Mid-capitalization
                           U.S. equity
                           securities             $1,362,673    186     $1,147,654      143    $1,065,800    $1,147,654    $ 81,854

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


June 17, 1999                         JOHNS MANVILLE HOURLY EMPLOYEES
                                      401(k) PLAN


                                      By:    /s/  G. Anne Heathman
                                          --------------------------------------
                                                  G. Anne Heathman
                                                  Manager, Retirement Plans

                                       18